Exhibit 99.1

NextSource Materials Inc.

Unaudited Condensed Consolidated Interim Financial Statements

For the three months ended September 30, 2020 and 2019

Expressed in US Dollars

In accordance with National Instrument 51-102, the
Company discloses that its auditors have not reviewed these
unaudited condensed interim financial statements.

NextSource Materials Inc.
Unaudited Condensed Consolidated Interim Statements of Financial Position

Expressed in US Dollars
	September 30,	June 30,
	2020	2020
Assets

Current Assets:
Cash and cash equivalents (note 4)	$1,040,892	$222,305
Amounts receivable	11,490	7,539
Prepaid expenses	18,859	25,484
Total Current Assets	1,071,241	255,328

Plant and Equipment (note 7)	16,589	18,111

Total Assets	$1,087,830	$273,439

Liabilities

Current Liabilities:
Accounts payable (note 16)	$71,393	$323,876
Accrued liabilities (note 16)	343,269	370,449
Share subscriptions	-	68,411
Short term debt (note 17)	-	22,115
Provision (note 13)	178,014	174,418
Fair value of warrant liability (note 12)	743,412	208,768
Current portion of lease obligations (note 8)	4,928	5,339
Total Current Liabilities	1,341,016	1,173,376

Lease obligations (note 8)	9,857	10,679

Total Liabilities	1,350,873	1,184,055

Shareholders’ Equity (Deficit)
Share capital (note 9)	104,829,518	103,901,775
Accumulated deficit	(105,213,781)	(104,933,066)
Accumulated other comprehensive income	121,220	120,675
Total Shareholders’ Equity (Deficit)	(263,043)	(910,616)

Total Liabilities and Shareholders’ Equity (Deficit)	$1,087,830	$273,439

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Nature of Operations and Going Concern (note 1)
Mineral Exploration Properties (note 3)

NextSource Materials Inc.
Unaudited Condensed Consolidated Interim Statements of Operations and Comprehensive Loss

Expressed in US Dollars
	For the three months ended	For the three months ended
	September 30, 2020	September 30, 2019

Revenues	$-	$-

Expenses and other income
Exploration and evaluation expenses (notes 3, 4, 5)	6,467	8,321
Payroll and benefits (note 16)	92,378	111,412
Management fees (note 16)	82,771	83,249
Professional and legal fees (note 6)	38,027	80,680
Consulting fees	21,704	61,170
Public filing expenses	30,455	25,488
Travel expenses	2,307	12,916
Investor relation expenses	5,830	14,742
Insurance expenses	7,177	4,240
Rent expenses	4,446	4,917
Information technology expenses	2,367	1,874
Telecommunications	577	746
General and administrative expenses	4,242	2,010
Amortization of property, plant and equipment (note 7)	1,522	-
Bank fees	817	951
Foreign currency translation (gain) loss	(16,251)	(2,309)
Interest expense (income)	771	45
Change in value of warrant liability (note 12)	(4,892)	(241,010)

Net loss for the period	(280,715)	(169,443)

Other comprehensive income
Items that will be reclassified subsequently to loss
Translation adjustment for foreign operations	545	(3,745)

Net loss and comprehensive loss for the period	(280,170)	(173,188)

Weighted-average common shares,	596,705,155	507,417,021
- basic and diluted
Net loss per common shares,	(0.00)	(0.00)
- basic and diluted

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

NextSource Materials Inc.
Unaudited Condensed Consolidated Interim Statements of Cash Flows

Expressed in US Dollars
	For the three months ended	For the three months ended
	September 30, 2020	September 30, 2019

Cash flows from operating activities

Net loss for the period	$(280,715)	$(169,443)

Add (deduct) items not affecting cash:
Amortization of property, plant and equipment	1,522	-
Change in value of warrant derivative liability	(4,892)	(241,010)
Change in value of lease liability	22	-

Change in non-cash working capital balances:
(Increase) decrease in amounts receivable and prepaid expenses	2,674	31,456
Increase (decrease) in accounts payable and accrued liabilities	(279,663)	56,857
Increase (decrease) in provision	3,596	-
Increase (decrease) in share subscriptions received in advance	(68,411)	-

Net cash used in operating activities	(625,867)	(322,140)

Cash flows from financing activities

Short term debt	(22,115)	-
Lease liability principal payments	(1,255)	-
Proceeds from issuance of common shares	1,476,571	-
Common share issue costs	(9,292)	-

Net cash provided by financing activities	1,443,909	-

Effect of exchange rate changes on cash	545	(3,745)

Increase (decrease) in cash and cash equivalents	818,587	(325,885)
Cash and cash equivalents - beginning of period	222,305	529,331
Cash and cash equivalents - end of period	$1,040,892	$203,446

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

NextSource Materials Inc.
Unaudited Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity

Expressed in US Dollars
	Shares	Share Capital	Accumulated Deficit	Accumulated Other Comprehensive Income	Total (Deficit) Equity
	#	$	$	$	$

Balance – June 30, 2019	507,417,021	103,172,066	(103,955,431)	117,479	(665,886)

Net loss for the period			(169,443)		(169,443)
Cumulative translation adjustment				(3,745)	(3,745)

Balance – September 30, 2019	507,417,021	103,172,066	(104,124,874)	113,734	(839,074)

Private placement of common shares	29,077,768	998,620			998,620
Cost of issue of private placement of common shares		(7,821)			(7,821)
Reclassification as warrant liability		(261,090)			(261,090)
Net loss for the period			(808,192)		(808,192)
Cumulative translation adjustment				6,941	6,941

Balance – June 30, 2020	536,494,789	103,901,775	(104,933,066)	120,675	(910,616)

Private placement of common shares	61,578,783	1,476,571			1,476,571
Cost of issue of private placement of common shares		(9,292)			(9,292)
Reclassification as warrant liability		(539,536)			(539,536)
Net loss for the period			(280,715)		(280,715)
Cumulative translation adjustment				545	545

Balance – September 30, 2020	598,073,572	104,829,518	(105,213,781)	121,220	(263,043)

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

NextSource Materials Inc.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
For the three months ended September 30, 2020 and 2019

Expressed in US Dollars

1.
Nature of Operations and Going Concern

NextSource Materials Inc. (the "Company" or “NextSource”) was continued under the Canada Business Corporations Act and has a fiscal year end of June 30. The Company's registered head office and primary location of records is 130 King Street West, Exchange Tower, Suite 1940, Toronto, Ontario Canada, M5X 2A2. The Company’s common shares trade on the Toronto Stock Exchange (the “TSX”) under the symbol “NEXT” and the OTCQB under the symbol “NSRCF”.

The Company's principal business is the acquisition, exploration, development and mining of mineral resources in Madagascar and Canada. The Canadian exploration project is not a focus for the Company at this time. The Company does not operate any mines and has not initiated construction on any mines. No commercial revenue has ever been generated by any mineral resource properties.

The Company, through its wholly owned foreign subsidiaries, owns mineral claims and has obtained a mining permit for the Molo Graphite Project, which is located in Madagascar, but has not secured all supporting permits and has not secured sufficient financing to begin construction of the mine.

The Company does not pay dividends and is unlikely to do so in the immediate or foreseeable future.

These unaudited condensed consolidated interim financial statements were approved by the Board of Directors on November 13, 2020.

Covid-19

In March 2020 the World Health Organization declared coronavirus COVID-19 a global pandemic. This contagious disease outbreak, which has continued to spread, and any related adverse public health developments, has adversely affected workforces, economies, and financial markets globally, potentially leading to further economic downturn. It is not possible for the Company to predict the duration or magnitude of the adverse results of the outbreak and its effects on the Company’s business or results of operations at this time. The impact of COVID-19 on the Company has been limited since no exploration or development work was ongoing at the start of the pandemic. The Company was already setup to operate and communicate remotely through the internet although certain of our overseas staff and contractors have been indirectly impacted by intermittent COVID-19 lockdowns in Madagascar and in South Africa.

Corporate Redomicile

The Company completed a corporate redomicile from the State of Minnesota to Canada on December 27, 2017.

Corporate Structure

NextSource owns 100% of NextSource Materials (Mauritius) Ltd. (“MATMAU”), a Mauritius subsidiary, and 2391938 Ontario Inc., an Ontario Company.

MATMAU owns 100% of NextSource Minerals (Mauritius) Ltd. (“MINMAU”), a Mauritius subsidiary, NextSource Graphite (Mauritius) Ltd (“GRAMAU”), a Mauritius subsidiary, and NextSource Materials (Madagascar) SARLU (“MATMAD”), a Madagascar subsidiary.

MINMAU owns 100% of NextSource Minerals (Madagascar) SARLU (“MINMAD”), a Madagascar subsidiary. MINMAD holds the Green Giant Vanadium Project exploration permits.

GRAMAU owns 100% of ERG Madagascar SARLU (“GRAMAD”), a Madagascar subsidiary. GRAMAD holds the Molo Graphite Project mining and exploration permits.

NextSource Materials Inc.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
For the three months ended September 30, 2020 and 2019

Expressed in US Dollars

1.
Nature of Operations and Going Concern (continued)

Going Concern Assumption

The accompanying consolidated financial statements have been prepared on the basis of a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business.

As of September 30, 2020, the Company had an accumulated deficit of $105,213,781 (June 30, 2020: $104,933,066) has experienced recurring net losses and has negative operating cash flows. As such, conditions exist that may raise substantial doubt regarding the Company's ability to continue as a going concern. In assessing whether the going concern assumption is appropriate, management considers all available information about the future, which is at least, but not limited to, twelve months from the end of the reporting period. The Company's ability to continue operations and fund its exploration and development expenditures is dependent on management's ability to secure additional financing. Management is actively pursuing such additional sources of financing, and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future. These conditions may raise substantial doubt about the Company’s ability to continue as a going concern.

These unaudited condensed consolidated interim financial statements do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore need to realize its assets and liquidate its liabilities and commitments in other than the normal course of business and at amounts different from those in the accompanying consolidated financial statements.

2.
Significant Accounting Policies

Statement of compliance with IFRS

These condensed consolidated interim financial statements have been prepared in accordance and comply with International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) using accounting principles consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the IFRS Interpretations Committee (“IFRIC”). The accounting policies adopted are consistent with those of the previous financial year and the corresponding interim reporting period. Furthermore, the information on accounting standards effective in future periods and not yet adopted remains unchanged from that disclosed in the annual financial statements.

These condensed consolidated interim financial statements should be read in conjunction with the Company’s 2020 annual audited consolidated financial statements, including the accounting policies and notes thereto, included in the Annual Information Form/Form 40-F for the year ended June 30, 2020, which were prepared in accordance with IFRS.

These condensed consolidated interim financial statements follow the same accounting policies and methods of their application as the June 30, 2020 annual audited consolidated financial statements.

Basis of measurement

These condensed consolidated interim financial statements have been prepared under the historical cost basis except for certain financial instruments that are measured at fair values, as explained in the accounting policies below.

Basis of consolidation

These condensed consolidated interim financial statements include the financial position, results of operation and cash flows of the Company and its wholly owned subsidiaries. Intercompany balances, transactions, income and expenses, profits and losses, including gains and losses relating to subsidiaries have been eliminated on consolidation.

NextSource Materials Inc.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
For the three months ended September 30, 2020 and 2019

Expressed in US Dollars

Significant accounting estimates, judgments and assumptions

To prepare financial statements in conformity with IFRS, the Company must make estimates, judgements and assumptions concerning the future that affect the carrying values of assets and liabilities as of the date of the financial statements and the reported values of revenues and expenses during the reporting period. By their nature, these are uncertain and actual outcomes could differ from the estimates, judgments and assumptions.

The impacts of such estimates are pervasive throughout the financial statements and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and also in future periods when the revision affects both current and future periods. Significant accounting judgments, estimates and assumptions are reviewed on an ongoing basis.

The areas involving significant judgments, estimates and assumptions have been detailed in Note 2 to the Company’s audited consolidated financial statements for the year ended June 30, 2020.

3.
Mineral Exploration Properties

The Company has not capitalized any acquisition and exploration costs for its mineral properties.

Molo Graphite Property, Southern Madagascar Region, Madagascar

On December 14, 2011, the Company entered into a Definitive Joint Venture Agreement ("JVA") with Malagasy Minerals Limited ("Malagasy"), a public company listed on the Australian Stock Exchange, to acquire a 75% interest in a property package for the exploration and development of industrial minerals, including graphite, vanadium and 25 other minerals. The land position consisted of 2,119 permits covering 827.7 square kilometers and is mostly adjacent towards the south and east with the Company's 100% owned Green Giant Vanadium Project. Pursuant to the JVA, the Company paid $2,261,690 and issued 7,500,000 common shares that were valued at $1,350,000.

On April 16, 2014, the Company signed a Sale and Purchase Agreement and a Mineral Rights Agreement (together “the Agreements”) with Malagasy to acquire the remaining 25% interest, subject to Malagasy retaining a 1.5% net smelter royalty (“NSR”). Pursuant to the Agreements, the Company paid $364,480 (CAD$400,000), issued 2,500,000 common shares subject to a 12-month voluntary vesting period that were valued at $325,000 and issued 3,500,000 common share purchase warrants, which were valued at $320,950 using Black-Scholes, with an exercise price of $0.14 and an expiry date of April 15, 2019. On May 20, 2015 and upon completion of a bankable feasibility study (“BFS”) for the Molo Graphite Property, the Company paid $546,000 (CAD$700,000) and issued 1,000,000 common shares, which were valued at $100,000. A further cash payment of approximately $771,510 (CAD$1,000,000) will be due within five days of the commencement of commercial production. The Company also acquired a 100% interest in the industrial mineral rights on approximately 1 ½ additional claim blocks covering 10,811 hectares adjoining the east side of the Molo Graphite Property. Prior to becoming a Director of the Company, Brett Whalen purchased an option to acquire the 1.5% NSR from Malagasy, upon the mine achieving commercial production, in return for a further payment to Malagasy.

The Molo Graphite Project is located within Exploration Permit #3432 (“PR 3432”) as issued by the Bureau de Cadastre Minier de Madagascar (“BCMM”) pursuant to the Mining Code 1999 (as amended) and its implementing decrees. The Molo Graphite Project exploration permit PR 3432 is currently held under the name of our Madagascar subsidiary, which has paid all taxes and administrative fees to the Madagascar government and its mining ministry with respect to all the mining permits held in country. These taxes and administrative fee payments have been acknowledged and accepted by the Madagascar government.

During fiscal 2017, the Company applied to the BCMM to have PR 3432 converted into a mining permit.

On February 15, 2019, the Company has received a 40-year mining license for the Molo Graphite Project from the Madagascar Government which does not limit mining to any specific volume.

NextSource Materials Inc.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
For the three months ended September 30, 2020 and 2019

Expressed in US Dollars

3.
Mineral Exploration Properties – continued

Expressed in US Dollars

On April 11, 2019, the Company also received the Global Environmental Permit for the Molo Graphite Project from the Madagascar Ministry of Environment’s Office National pour l'Environnement (the National Office for the Environment; or “ONE”).

The application for other necessary permits to construct and operate the mine, including water use, facilities construction, mineral processing, transportation, export, and labour have been initiated.

As at the date hereof, the timing of the advancement into Phase 1 of the Molo Graphite Project is entirely contingent upon obtaining construction financing. Discussions in respect of negotiating and structuring strategic partnerships, off take agreements and debt financing for our Molo Graphite Project in Madagascar are ongoing and are expected to continue during the coming months with no assurances as to the conclusion or results of these discussions.

The Company cannot provide any assurance as to the timing of the receipt of sufficient construction financing and of any of the permits and licenses that are still necessary to complete the construction of the mine and initiate operations. In the event that construction financing is not available, the Company will not be able to pursue any substantial work in connection with the development of the Molo Graphite Project.

Green Giant Vanadium Project, Southern Madagascar Region, Madagascar

In 2007, the Company entered into a joint venture agreement with Madagascar Minerals and Resources SARL ("MMR") to acquire a 75% interest in the Green Giant property. Pursuant to the agreement, the Company paid $765,000 in cash, issued 2,500,000 common shares and issued 1,000,000 common share purchase warrants, which have now expired.

On July 9, 2009, the Company acquired the remaining 25% interest by paying $100,000. MMR retains a 2% NSR. The first 1% NSR can be acquired at the Company's option by paying $500,000 in cash or common shares and the second 1% NSR can be acquired at the Company’s option by paying $1,000,000 in cash or common shares.

The Green Giant property is located within exploration permits issued by the BCMM pursuant to the Mining Code 1999 (as amended) and its implementing decrees. The Green Giant property exploration permits are currently held under the name of our Madagascar subsidiary, which has paid all taxes and administrative fees to the Madagascar government and its mining ministry with respect to all the mining permits held in country. These taxes and administrative fee payments have been acknowledged and accepted by the Madagascar government.

Since early 2012, the Company has focused its efforts on the Molo Graphite Project and as such only limited work has been completed on the Green Giant Vanadium Project since that time.

NextSource Materials Inc.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
For the three months ended September 30, 2020 and 2019

Expressed in US Dollars

3.
Mineral Exploration Properties – continued

Sagar Property, Labrador Trough Region, Quebec, Canada

In 2006, the Company purchased from Virginia Mines Inc. ("Virginia") a 100% interest in 369 claims located in northern Quebec, Canada. Virginia retains a 2% net smelter return royalty ("NSR") on certain claims within the property. Other unrelated parties also retain a 1% NSR and a 0.5% NSR on certain claims within the property, of which half of the 1% NSR can be acquired by the Company by paying $200,000 and half of the 0.5% NSR can be acquired by the Company by paying $100,000.

On February 28, 2014, the Company signed an agreement to sell a 35% interest in the Sagar property to Honey Badger Exploration Inc. (“Honey Badger”), a public company that is a related party through common management. The terms of the agreement were subsequently amended on July 31, 2014 and again on May 8, 2015. To earn the 35% interest, Honey Badger was required to complete a payment of $36,045 (CAD$50,000) by December 31, 2015, incur exploration expenditures of $360,450 (CAD$500,000) by December 31, 2016 and issue 20,000,000 common shares to the Company by December 31, 2015. Honey Badger did not complete the earn-in requirements by December 31, 2015 resulting in the termination of the option agreement.

Since early 2012, the Company has focused its efforts on the Molo Graphite Project and as such only minimal work has been completed on the Sagar Property since that time.

As of September 30, 2020, the Sagar property consisted of 184 claims covering a total area of 8,539.58 ha.

4.
Segmented Reporting

The Company has one operating segment, which involves the acquisition, exploration and development of mineral resources in Madagascar and Canada. The Canadian exploration project is not a focus for the Company at this time. No commercial revenue has ever been generated by any mineral resource properties. Limited amounts of cash and equipment are currently held in Madagascar. Substantially all of the Company assets are held in Canada. The Company's President and Chief Executive Officer and Chief Financial Officer are the operating decision-makers and direct the allocation of resources to its geographic segments.

The following is the segmented information by geographic region:

Mineral Exploration Expenses	Madagascar	Canada	Total
	$	$	$
Three months ended September 30, 2020	6,083	384	6,467
Three months ended September 30, 2019	7,012	1,309	8,321

Cash and Cash Equivalents	Madagascar	Canada	Total
	$	$	$
As of September 30, 2020	13,063	1,027,829	1,040,892
As of September 30, 2019	54,026	149,420	203,446

NextSource Materials Inc.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
For the three months ended September 30, 2020 and 2019

Expressed in US Dollars

5.
Exploration and Evaluation Expenses

Exploration and evaluation expenses include all costs relating to exploration activities (drilling, seismic, geological, geophysical, testing and sampling), metallurgical evaluation activities, mineral claims and camp operations.

The following is the breakdown by nature of the expenses:
	For the three months ended
	September 30, 2020	September 30, 2019
	$	$
Exploration activities	-	-
Metallurgical evaluation	-	-
Mineral claims (Canada)	384	1,309
Mineral claims (Madagascar)	-	-
Camp (Madagascar)	6,083	7,012
Total exploration and evaluation expenses	6,467	8,321

6.
Professional and Legal Fees

Professional and legal fees include accounting, auditor and lawyer fees.

The following is the breakdown by nature of the expenses:
	For the three months ended	For the three months ended
	September 30, 2020	September 30, 2019
	$	$
Accounting fees	7,626	2,817
Auditor fees	8,974	18,174
Tax advisory fees	3,778	-
Legal fees	17,649	59,689
Offshore management fees	-	-
Total professional and legal fees	38,027	80,680

NextSource Materials Inc.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
For the three months ended September 30, 2020 and 2019

Expressed in US Dollars

8.
Plant and Equipment

The Company owns metallurgical testing equipment and several vehicles in Madagascar that were previously used for exploration purposes that have no carrying values. Upon the Company’s adoption of IFRS 16 on July 1, 2019, the Company recognized $24,164 for leased right-of-use assets in relation to the long-term lease for the exploration camp in Fotadrevo, Madagascar.

The following table sets out the carrying amounts of plant and equipment in the consolidated statement of financial position and the movements during the year:

	Plant	Equipment	Total
	$	$	$

Balance as of June 30, 2018	-	-	-

Balance as of June 30, 2019	-	-	-

Adoption of IFRS 16	24,164		24,164
Amortization	(6,053)		(6,053)
Balance as of June 30, 2020	18,111	-	18,111

Additions	-		-
Amortization	(1,522)		(1,522)
Balance as of June 30, 2020	16,589	-	16,589

NextSource Materials Inc.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
For the three months ended September 30, 2020 and 2019

Expressed in US Dollars

8.
Lease obligations

The Company is party to a number of contracts that contain a lease, most of which include office facilities and exploration camp. Leases of low value assets, short term leases and leases with variable payments proportional to the rate of use of the underlying asset do not give rise to a lease obligation. Upon the Company’s adoption of IFRS 16 on July 1, 2019, the Company recognized $24,164 of lease obligations for leased right-of-use assets in relation to the long-term lease for the exploration camp in Fotadrevo, Madagascar.

The following table sets out the carrying amounts of lease obligations for right-of-use assets that are included in the consolidated statement of financial position and the movements during the year:

	Property	Plant	Equipment	Total
	$	$	$	$

As of July 1, 2019	-	-	-	-

Adoption of IFRS 16	-	24,164	-	24,164
Amortization of lease obligations	-	(4,810)	-	(4,810)
Foreign exchange	-	(3,336)	-	(3,336)
Balance as of June 30, 2020	-	16,018	-	16,018

Additions	-	-	-	-
Amortization of lease obligations	-	(1,255)	-	(1,255)
Foreign exchange	-	22	-	22
Balance as of September 30, 2020	-	14,785	-	14,785

The following table sets out the lease obligations included in the consolidated statements of financial position:

	Property	Plant	Equipment	Total
	$	$	$	$

Current portion of lease obligations	-	4,912	-	4,912
Long-term lease obligations	-	9,873	-	9,873
Total lease obligations	-	14,785	-	14,785

NextSource Materials Inc.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
For the three months ended September 30, 2020 and 2019

Expressed in US Dollars

8.
Lease obligations- contined

Future minimum lease payments required to meet obligations that have initial or remaining non-cancellable lease terms are set out in the following table:

	Property	Plant	Equipment	Total
	$	$	$	$

Within 1 year	-	6,187	-	6,187
Between 2 - 3 years	-	10,827	-	10,827
Between 4 -5 years	-	-	-	-
Thereafter	-	-	-	-
Total undiscounted lease obligations	-	17,014	-	17,014

The Company recognized rent expense relating to short-term leases of $4,446 and interest expense on lease obligation of $428 in the consolidated statements of operations and comprehensive loss with respect to leases.

9.
Share Capital

The Company’s common shares have no par value and the authorized share capital is composed of an unlimited number of common shares. As of September 30, 2020, the Company had 598,073,572 common shares issued and outstanding (June 30, 2020: 536,494,789).

The Company issued the following common shares during the three months ended September 30, 2020:

(a)
On July 2, 2020, the Company completed a non-brokered private placement of 61,578,873 units at a price of $0.024 (CAD$0.0325) for gross proceeds of $1,476,571 (CAD$2,001,310). Each Unit consists of one common share of the Company and one-half of one common share purchase warrant (a “Warrant”), with each full Warrant entitling the holder to acquire one additional common share of the Company at a price of $0.048 (CAD$0.065) per share for a period of 24 months. No finder fees or commissions were paid in association with the private placement. In connection with the non-brokered private placement, the Company incurred $9,292 (CAD$12,619) in share issuance costs.

10.
Stock Options

The Company’s stock option plan is restricted to a maximum of 10% of the issued and outstanding common shares. Under the stock option plan, the Company may grant stock options to directors, officers, employees and consultants. The Board of Directors administers the plan and determines the vesting and terms of each grant.

The Black-Scholes option valuation model is used to determine the fair value of stock option grants based on the market price, the exercise price, compound risk free interest rate, annualized volatility and number of periods until expiration. Each stock option entitles the holder to purchase one common share of the Company at the respective exercise price prior to or on the respective expiration date.

NextSource Materials Inc.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
For the three months ended September 30, 2020 and 2019

Expressed in US Dollars

10.
Stock Options- continued

As of September 30, 2020, the Company had 36,250,000 stock options issued and outstanding (June 30, 2020: 36,250,000) with a weighted average expiration of 2.02 years (June 30, 2020: 2.28 years), which are exercisable into 36,250,000 common shares (June 30, 2020: 36,250,000) at a weighted average exercise price of $0.067 (June 30, 2020: $0.067). All stock options that are currently outstanding vested on the grant date.

The following is a schedule of the outstanding stock options for the three months ended September 30, 2020:

Grant Date	Expiration Date	Exercise Price	Balance Outstanding June 30, 2020	Options Granted (Expired or Cancelled)	Options Exercised	Balance Outstanding September 30, 2020
December 22, 2015	December 22, 2020	USD $0.06	6,300,000	-	-	6,300,000
June 9, 2017	June 9, 2022	USD $0.07	18,100,000	-	-	18,100,000
March 26, 2019	March 26, 2024	CAD $0.10	11,850,000	-	-	11,850,000
Total Outstanding			36,250,000	-	-	36,250,000

The following is a continuity schedule of the Company's outstanding common stock purchase options:

	Weighted-Average Exercise Price $	Number of Stock Options #
Outstanding as of June 30, 2019	USD $0.08	40,670,000

Granted	-	-
Exercised	-	-
Expired/cancelled	USD $0.174	(4,420,000)
Outstanding as of June 30, 2020	USD $0.067	36,250,000

Granted	-	-
Exercised	-	-
Expired/cancelled	-	-
Outstanding as of September 30, 2020	USD $0.067	36,250,000

The Company did not grant any stock options during the three months ended September 30, 2020.

The Company did not grant any stock options during the year ended June 30, 2020.

NextSource Materials Inc.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
For the three months ended September 30, 2020 and 2019

Expressed in US Dollars

11.
Warrants

The Company has issued common share purchase warrants as part of equity private placements.

The Black-Scholes option valuation model is used to determine the fair value of warrants issued based on the market price, the exercise price, compound risk free interest rate, annualized volatility and number of periods until expiration. Each warrant entitles the holder to purchase one common share of the Company at the respective exercise price prior to or on the respective expiration date.

As of September 30, 2020, the Company had 45,328,278 common share purchase warrants issued and outstanding (June 30, 2020: 25,191,522) with a weighted average expiration of 1.53 years (June 30, 2020: 0.82 years), which are exercisable into 45,328,278 (June 30, 2020: 25,191,522) common shares at a weighted average exercise price of $0.05 (June 30, 2020: $0.07). All warrants that are currently outstanding vested on the issue date.

The following is a schedule of the outstanding common stock purchase warrants for the year ended June 30, 2020:

Issue Date	Expiration Date	Exercise Price	Balance Outstanding June 30, 2020	Warrants Issued (Expired)	Warrants Exercised	Balance Outstanding September 30, 2020
August 17, 2018	August 17, 2020	CAD $0.10	10,652,636	(10,652,636)	-	-
October 25, 2019	October 25, 2021	CAD $0.09	14,538,886	-	-	14,538,886
July 2, 2020	July 2, 2022	CAD $0.065	-	30,789,392	-	30,789,392
Total Outstanding			25,191,522	20,136,756	-	45,328,278

The following is the continuity schedule of the Company's common share purchase warrants:

	Weighted-Average Exercise Price $	Number of Warrants #
Outstanding as of June 30, 2019	USD $0.08	10,652,636
Issued	CAD $0.09	14,538,886
Expired	-	-
Exercised	-	-
Outstanding as of June 30, 2020	USD $0.07	25,191,522
Issued	CAD $0.065	30,789,392
Expired	USD $0.075	(10,652,636)
Exercised	-	-
Outstanding as of September 30, 2020	USD $0.05	45,328,278

The Company issued the following common share purchase warrants during the three months ended September 30, 2020:

(a)
On July 2, 2020, the Company completed a non-brokered private placement of 61,578,873 units at a price of $0.024 (CAD$0.0325) for gross proceeds of $1,476,571 (CAD$2,001,310). Each Unit consists of one common share of the Company and one-half of one common share purchase warrant (a “Warrant”), with each full Warrant entitling the holder to acquire one additional common share of the Company at a price of $0.048 (CAD$0.065) per share for a period of 24 months. No finder fees or commissions were paid in association with the private placement. In connection with the non-brokered private placement, the Company incurred $9,292 (CAD$12,619) in share issuance costs.

NextSource Materials Inc.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
For the three months ended September 30, 2020 and 2019

Expressed in US Dollars

The Company issued the following common share purchase warrants during the year ended June 30, 2020:

(a)
On October 25, 2019, the Company closed a non-brokered private placement offering of 29,077,768 units at a price of $0.034 (CAD$0.045) per unit for aggregate gross proceeds of $998,619 (CAD$1,308,500). Each unit consisted of one common share and one-half common share purchase warrant, with each full warrant exercisable into one common share at an exercise price of $0.07 (CAD$0.09) for a period of two years. The share issue costs consisted of private placement listing fees paid to the exchange.

12.
Warrant Liability

The warrants issued on August 17, 2018 were issued in a currency other than the Company’s functional currency and therefore are considered a derivative equity instrument as per IFRS 9 Financial Instruments. The warrant liability was measured at fair value in the statement of financial position using the Black-Scholes option valuation model and will be revalued at each reporting period through profit and loss until expiration or exercise of the underlying warrants.

The fair value of the warrant liability for warrants expiring on August 17, 2020 was estimated using the following model inputs on the following valuation dates:

Warrant Liability $
As of August 17, 2018 (issue date)	408,150
Exercise price	USD$0.076
Share price on measurement date	CAD$0.09
Risk free rate	1.50%
Expected volatility	115%
Expected dividend yield	Nil
Expected life (in years)	2
Change in fair value	(73,532)

As of June 30, 2019	334,618
Exercise price	USD$0.076
Share price on measurement date	CAD$0.10
Risk free rate	1.67%
Expected volatility	100%
Expected dividend yield	Nil
Expected life (in years)	1.13
Change in fair value	(327,537)
As of June 30, 2020	7,081
Exercise price	USD$0.073
Share price on measurement date	CAD$0.04
Risk free rate	0.20%
Expected volatility	162%
Expected dividend yield	Nil
Expected life (in years)	0.13
Change in fair value	(7,081)
As of September 30, 2020	-
Exercise price	USD$0.075
Share price on measurement date	CAD$0.04
Risk free rate	0.20%
Expected volatility	161.49%
Expected dividend yield	Nil
Expected life (in years)	-

NextSource Materials Inc.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
For the three months ended September 30, 2020 and 2019

Expressed in US Dollars

12.
Warrant Liability (continued)

The warrants issued on October 25, 2019 were issued in a currency other than the Company’s functional currency and therefore are considered a derivative equity instrument as per IFRS 9 Financial Instruments. The warrant liability was measured at fair value in the statement of financial position using the Black-Scholes option valuation model and will be revalued at each reporting period through profit and loss until expiration or exercise of the underlying warrants.

The fair value of the warrant liability for the warrants expiring on October 25, 2021 was estimated using the following model inputs on the following valuation dates:

Warrant Liability $
As of October 25, 2019 (issue date)	261,090
Exercise price	USD$0.069
Share price on measurement date	CAD$0.05
Risk free rate	1.66%
Expected volatility	115%
Expected dividend yield	Nil
Expected life (in years)	2
Change in fair value	(59,403)

As of June 30, 2020	201,687
Exercise price	USD$0.064
Share price on measurement date	CAD$0.04
Risk free rate	0.25%
Expected volatility	156%
Expected dividend yield	Nil
Expected life (in years)	1.32
Change in fair value	(15,248)

As of September 30, 2020	186,439
Exercise price	USD$0.068
Share price on measurement date	CAD$0.04
Risk free rate	0.204%
Expected volatility	161%
Expected dividend yield	Nil
Expected life (in years)	1.07

NextSource Materials Inc.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
For the three months ended September 30, 2020 and 2019

Expressed in US Dollars

12.
Warrant Liability (continued)

The warrants issued on July 2, 2020 were issued in a currency other than the Company’s functional currency and therefore are considered a derivative equity instrument as per IFRS 9 Financial Instruments. The warrant liability was measured at fair value in the statement of financial position using the Black-Scholes option valuation model and will be revalued at each reporting period through profit and loss until expiration or exercise of the underlying warrants.

The fair value of the warrant liability for the warrants expiring on July 2, 2022 was estimated using the following model inputs on the following valuation dates:

Warrant Liability $
As of July 2, 2020 (issue date)	539,536
Exercise price	USD$0.048
Share price on measurement date	CAD$0.04
Risk free rate	0.253%
Expected volatility	140%
Expected dividend yield	Nil
Expected life (in years)	2
Change in fair value	17,437

As of September 30, 2020	556,973
Exercise price	USD$0.049
Share price on measurement date	CAD$0.04
Risk free rate	0.204%
Expected volatility	151%
Expected dividend yield	Nil
Expected life (in years)	1.76

NextSource Materials Inc.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
For the three months ended September 30, 2020 and 2019

Expressed in US Dollars

13.
Provision and Contingent Liability

Provision

During fiscal 2014, the Company issued 17,889,215 flow-through shares to eligible Canadian taxpayer subscribers which included a contractual commitment for the Company to incur $3,812,642 in eligible Canadian Exploration Expenditures (“CEEs”) by December 31, 2014 as per the provision of the Income Tax Act of Canada. The CEEs were renounced as a tax credit to the flow-through share subscribers on December 31, 2013. As at December 31, 2014, the Company had unfulfilled CEE obligations. During the year ended June 30, 2015, the Company recorded a provision for the Part XII.6 taxes and related penalties payable to the Canada Revenue Agency and for the indemnification liability to subscribers of the flow-through shares for the additional taxes payable related to the CEE renunciation shortfall. During the year ended June 30, 2017, the Company paid $131,320 in Part XII.6 taxes, resulting in a reduction in the provision, and following a reassessment of its obligation to subscribers the Company increased the provision by $131,320. During the year ended June 30, 2018, the provision was adjusted due to foreign exchange fluctuations to $180,652. During the year ended June 30, 2019, there were $Nil adjustments to the provision balance. During the year ended June 30, 2020, the provision was adjusted due to foreign exchange fluctuations to $174,418. During the three months ended September 30, 2020, the provision was adjusted due to foreign exchange fluctuations to $178,104.

Contingent Liabilities

On April 16, 2014, the Company signed a Sale and Purchase Agreement and a Mineral Rights Agreement (together “the Agreements”) with Malagasy to acquire the remaining 25% interest in the Molo Graphite Property. Pursuant to the Agreements, a further cash payment of approximately $771,510 (CAD$1,000,000) will be due within five days of the commencement of commercial production. Since this cash payment represents a possible obligation that depends on the occurrence of an uncertain future event, no amount has been recognized as a provision.

NextSource Materials Inc.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
For the three months ended September 30, 2020 and 2019

Expressed in US Dollars

14.
Capital Management

There were no changes in the Company's approach to capital management during the three months ended September 30, 2020.

In managing liquidity, the Company’s primary objective is to ensure the entity can continue as a going concern while raising additional funding to meet its obligations as they come due. The Company’s operations to date have been funded by issuing equity. The Company expects to improve the working capital position by securing additional financing.

The Company’s investment policy is to invest excess cash in very low risk financial instruments such as term deposits or by holding funds in high yield savings accounts with major Canadian banks. Financial instruments are exposed to certain financial risks, which may include currency risk, credit risk, liquidity risk and interest rate risk.

The Company’s mineral property interests are all in the exploration or development stage and the Company has yet to generate any revenue from mining operations, as such the Company is dependent on external financing to fund its exploration and evaluation activities and its operating expenditures. Management continues to assess the merits of mineral properties on an ongoing basis and may seek to acquire new properties or to increase ownership interests if it believes there is sufficient geologic and economic potential.

Management mitigates the risk and uncertainty associated with raising additional capital in current economic conditions through cost control measures that minimizes discretionary disbursements and reduces exploration expenditures that are deemed of limited strategic value.

The Company manages the capital structure (consisting of shareholders’ deficiency) on an ongoing basis and adjusts in response to changes in economic conditions and risks characteristics of its underlying assets. Adjustments to the Company’s capital structure may involve the issuance of new shares, assumption of new debt, acquisition or disposition of assets, or adjustments to the amounts held in cash, cash equivalents and short-term investments.

The Company is not subject to any externally imposed capital requirements.

As at September 30, 2020, the Company had a working capital deficit of $269,775 (June 30, 2020: deficit of $918,048).

NextSource Materials Inc.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
For the three months ended September 30, 2020 and 2019

Expressed in US Dollars

15.
Financial Instruments and Risk Management

The following disclosures are to enable users of the consolidated financial statements to evaluate the nature and extent of risks arising from financial instruments at the end of the reporting period:

Credit risk

The Company does not currently have commercial customers and therefore does not have any credit risk related to accounts receivables. The Company has credit risk arising from the potential from counterparty default on cash and cash equivalents held on deposit with financial institutions. The Company manages this risk by ensuring that deposits are only held with large Canadian banks and financial institutions.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations associated with financial liabilities. Liquidity risk arises from the Company’s financial obligations and in the management of its assets, liabilities and capital structure. The Company manages this risk by regularly evaluating its liquid financial resources to fund current and long-term obligations and to meet its capital commitments in a cost-effective manner.

The main factors that affect liquidity include working capital requirements, capital-expenditure requirements and equity capital market conditions. The Company’s liquidity requirements are met through a variety of sources, including cash and cash equivalents and equity capital markets.

As at September 30, 2020, the Company expects to access public debt and equity capital markets for financing over the next 12 months in order to initiate construction of its Molo Graphite Project in Madagascar and to satisfy working capital requirements. While the Company has been successful in obtaining required funding in the past, there is no assurance that future financings will be available.

As at September 30, 2020, the Company had cash and cash equivalents of $1,040,892 (June 30, 2020: $222,305) to settle current liabilities of $1,341,016 (June 30, 2020: $1,173,376). As a result, the Company is currently exposed to liquidity risk.

Based on management’s assessment of its past ability to obtain required funding, the Company believes that it will be able to satisfy its current and long-term obligations as they come due. Other than accounts payable, which are due within 30 days, and the warrant liabilities, which will be fully expensed by July 2022, none of the Company’s obligations have contractual maturities.

Market risks

Market risk is the potential for financial loss from adverse changes in underlying market factors, including foreign exchange rates, commodity prices and interest rates.

●
Interest rate risk: This is the sensitivity of the fair value or of the future cash flows of a financial instrument to changes in interest rates. The Company does not have any financial assets or liabilities that are subject to variable interest rates.

●
Commodity price risks: This is the sensitivity of the fair value of, or of the future cash flows, from mineral assets. The Company manages this risk by monitoring mineral prices and commodity price trends to determine the appropriate timing for funding the exploration or development of its mineral assets, or for the acquisition or disposition of mineral assets. The Company does not have any mineral assets at the development or production stage carried at historical cost. The Company has expensed the acquisition and exploration costs of its exploration stage mineral assets.

●
Currency risk:  This is the sensitivity of the fair value or of the future cash flows of financial instruments to changes in foreign exchange rates.  The Company transacts in currencies other than the US dollar, including the Canadian dollar, the Madagascar Ariary, the Euro and the South African Rand.  The Company purchases services and has certain salary commitments in those currencies.  The Company also has monetary and financial instruments that may fluctuate due to changes in foreign exchange rates.  Derivative financial instruments are not used to reduce exposure to fluctuations in foreign exchange rates. The Company is not sensitive to foreign exchange exposure since it has not made any commitments to deliver products quoted in foreign currencies. The Company is not sensitive to foreign exchange risk arising from the translation of the financial statements of subsidiaries with a functional currency other than the US dollar since it does not have any material assets and liabilities measured through other comprehensive income.

NextSource Materials Inc.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
For the three months ended September 30, 2020 and 2019

Expressed in US Dollars

16.
Related Party Transactions

Parties are related if one party has the direct or indirect ability to control or exercise significant influence over the other party in making operating and financial decisions. Parties are also related if they are subject to common control or common significant influence. A transaction is considered to be a related party transaction when there is a transfer of economic resources or financial obligations between related parties. Related party transactions that are in the normal course of business and have commercial substance are measured at the fair value.

Balances and transactions between the Company and its wholly owned subsidiaries, which are related parties of the Company, have been eliminated and are not disclosed in this note.

Related parties include companies controlled by key management personnel. Key management personnel are composed of the Board of Directors, Chief Executive Officer, Chief Financial Officer and the Senior Vice Presidents of the Company.

The following key management personnel related party transactions occurred during the three months ended September 30, 2020 and 2019:
	For the three months ended September 30, 2020	For the three months ended September 30, 2019
	$	$
Management payroll	92,378	111,412
Management consulting fees	82,771	83,249
Professional and legal fees	3,856	-
Share based compensation	-	-
Total	175,149	194,661

The following key management related party balances existed as of September 30, 2020 and June 30, 2020:
	As at	As at
	September 30, 2020	June 30, 2020
	$	$
Accounts payable due to companies controlled by key management	21,131	86,685
Accrued liabilities due to key management	15,903	54,727

17.
Short-Term Debt

The Company has a Canada Emergency Business Account (CEBA), which is not subject to an interest rate until after December 31, 2022 and has loan forgiveness provisions whereby 25% of the loan principal will be forgiven if 75% of the loan principal is repaid prior to December 31, 2022.

As of September 30, 2020, the Company had previously withdrawn CAD $40,000 and repaid CAD $30,000 of loan principal. The Company has therefore recognized the loan forgiveness of CAD$10,000 resulting in a short-term debt carrying balance on September 30, 2020 of $nil (June 30, 2020: $22,115).